Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Andrew L. Fabens Direct: +1 212.351.4034 Fax: +1 212.351.5289 AFabens@gibsondunn.com

December 18, 2019

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Submission of Draft Registration Statement on Form S-1

Re:	StepStone Group Inc.
Submission of Draft Registration Statement on Form S-1

To Whom It May Concern:

On behalf of StepStone Group Inc., a Delaware corporation (the “Company”), we hereby submit the Company’s draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, as amended, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

If you have any questions regarding this confidential submission, please contact me at (212) 351-4034 or AFabens@gibsondunn.com.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	Jennifer Ishiguro, General Counsel, StepStone Group Inc.
Eric M. Scarazzo, Gibson, Dunn & Crutcher LLP

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